Exhibit (a)(5)(iv)

California Water Announces Extension of its Cash Tender Offer for All Outstanding
Shares of SJW Group

California Water Reaffirms Its Commitment to a Combination with SJW

SAN JOSE, Calif. — July 20, 2018 — California Water Service Group (NYSE: CWT) (“California Water”) announced today it is extending the expiration time of its tender offer for shares of SJW Group (NYSE: SJW) (“SJW”) from 5:00 p.m., New York City time, on August 3, 2018 to 5:00 p.m., New York City time, on September 28, 2018. The extension is driven by SJW’s delay in calling its special meeting of stockholders to vote on the merger with Connecticut Water Service, Inc. (“Connecticut Water”).

California Water commenced the all-cash tender offer to acquire all outstanding shares of SJW for $68.25 on June 7, 2018. California Water’s offer represents a 30 percent premium over SJW’s closing stock price on April 3, 2018, the last trading day before California Water submitted its proposal to SJW in writing.

California Water continues to believe its tender offer provides far greater value to SJW stockholders and is therefore significantly superior to the highly conditioned proposed merger with Connecticut Water. Accordingly, California Water reaffirms its commitment to closing a combination with SJW.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of SJW or any other securities. California Water and its wholly owned subsidiary, Waltz Acquisition Sub, Inc., have commenced a tender offer for all outstanding shares of common stock of SJW and has filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents), which will be amended as necessary. These documents contain important information, including the terms and conditions of the tender offer, and stockholders of SJW are advised to carefully read these documents before making any decision with respect to the tender offer.

Computershare Trust Company, N.A., the depositary for the tender offer, has advised the California Water that as of the close of business on July 19, 2018, 5,632 shares have been properly tendered pursuant to the offer and not properly withdrawn.

About California Water Service Group

California Water Service Group is the parent company of California Water Service, Washington Water Service, New Mexico Water Service, Hawaii Water Service, CWS Utility Services, and HWS Utility Services. Together, these companies provide regulated and non-regulated water service to approximately 2 million people in more than 100 California, Washington, New Mexico, and Hawaii communities. California Water Service Group’s common stock trades on the New York Stock Exchange under the symbol “CWT.” Additional information is available online at www.calwatergroup.com.

Copies of the Offer to Purchase, Letter of Transmittal, and other related materials are available free of charge from Innisfree M&A Incorporated at (888) 750-5834 (banks and brokers may call collect at (212) 750-5833), or on the SEC’s website, at www.sec.gov. California Water’s other public filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, are also available for free on the SEC’s website at www.sec.gov.

Investor Contacts:

Thomas Smegal
(408) 367-8200

Innisfree M&A Incorporated
Scott Winter
(212) 750-5833

Media Contacts:

Shannon Dean
(408) 367-8243

Sard Verbinnen & Co
Meghan Gavigan/David Isaacs
(415) 618-8750